UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41072

IREN Limited
(Translation of registrant’s name into English)

Level 6, 55 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Indenture and Convertible Notes

On December 6, 2024 (the “Closing Date”), IREN Limited (the “Company”) issued $440 million principal amount of its 3.25% Convertible Senior Notes due 2030 (the “Convertible Notes”). The Convertible Notes were issued pursuant to, and are governed by, an indenture (the “Indenture”), dated as of the Closing Date, between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”). Pursuant to the purchase agreement between the Company and the representatives of the initial purchasers of the Convertible Notes, the Company granted the initial purchasers an option to purchase, within a 13-day period beginning on, and including, the date on which the Convertible Notes are first issued, up to an additional $40 million aggregate principal amount of the Convertible Notes. The Convertible Notes issued on December 6, 2024 include $40 million principal amount of Convertible Notes issued pursuant to the full exercise by the initial purchasers of such option.

The net proceeds from this offering are approximately $425.4 million, after deducting the initial purchasers’ discounts and commissions and the Company’s estimated offering expenses. The Company used approximately $44.4 million of the net proceeds to fund the cost of entering into the capped call transactions described herein. The Company used approximately $73.7 million of the net proceeds to fund the cost of entering into the prepaid forward transaction described herein. The Company intends to use the remainder of the net proceeds for general corporate purposes and working capital.

The Convertible Notes will be the Company’s senior, unsecured obligations and will be (i) equal in right of payment with any of the Company’s existing and future senior, unsecured indebtedness and other liabilities (including trade payables); (ii) senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated to the Convertible Notes; (iii) effectively subordinated to any of the Company’s future secured indebtedness to the extent of the value of the collateral securing that indebtedness; and (iv) structurally subordinated to any existing and future indebtedness and other liabilities (including trade payables) of the Company’s subsidiaries, and any preferred equity of the Company’s subsidiaries to the extent the Company is not a holder thereof.

The Convertible Notes will accrue interest at a rate of 3.25% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2025. The Convertible Notes will mature on June 15, 2030, unless earlier repurchased, redeemed or converted. Before the close of business on the business day immediately before March 15, 2030, noteholders will have the right to convert their Convertible Notes only upon the occurrence of certain events. On or after March 15, 2030 until the close of business on the second scheduled trading day immediately before the maturity date, noteholders may convert their Convertible Notes at any time at their election. The Company will generally have the right to elect to settle conversions by paying or delivering, as applicable, cash, the Company’s Ordinary shares, no par value (the “ordinary shares”) or a combination of cash and ordinary shares. The initial conversion rate is 59.4919 ordinary shares per $1,000 principal amount of Convertible Notes, which represents an initial conversion price of approximately $16.81 per ordinary share. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events. In addition, if certain corporate events that constitute a “Make-Whole Fundamental Change” (as defined in the Indenture) occur, then the conversion rate will, in certain circumstances, be increased for a specified period of time.

The Convertible Notes will be redeemable, in whole or in part (subject to certain limitations described below), at the Company’s option at any time, and from time to time, on or after December 20, 2027 and on or before the 30th scheduled trading day immediately before the maturity date, but only if (i) the Convertible Notes are “Freely Tradable” (as defined in the Indenture) as of the date the Company sends the related redemption notice and all accrued and unpaid additional interest, if any, has been paid in full as of the most recent interest payment date occurring on or before the date the Company sends the related redemption notice; and (ii) the last reported sale price per ordinary share exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends such redemption notice; and (2) the trading day immediately before the date the Company sends such redemption notice. However, the Company may not redeem less than all of the outstanding Convertible Notes unless at least $100.0 million aggregate principal amount of Convertible Notes are outstanding and not called for redemption as of the time the Company sends the related redemption notice. In addition, the Company will have the right to redeem all, but not less than all, of the Convertible Notes if certain changes in tax law as set forth in the Indenture occur and certain other conditions set forth in the Indenture are satisfied. In each case, the redemption price will be a cash amount equal to the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, calling any Note for redemption will constitute a Make-Whole Fundamental Change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted with a conversion date that is on or after the date the Company sends the related redemption notice and on or before the second business day immediately before the related redemption date.

If certain corporate events that constitute a “Fundamental Change” (as defined in the Indenture) occur, then, subject to a limited exception for certain cash mergers, noteholders may require the Company to repurchase their Convertible Notes at a cash repurchase price equal to the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. The definition of Fundamental Change includes certain business combination transactions involving the Company and certain de-listing events with respect to the ordinary shares.

The Convertible Notes will have customary provisions relating to the occurrence of “Events of Default” (as defined in the Indenture), which include the following: (i) certain payment defaults on the Convertible Notes (which, in the case of a default in the payment of interest on the Convertible Notes, will be subject to a 30-day cure period); (ii) the Company’s failure to send certain notices under the Indenture within specified periods of time; (iii) the Company’s failure to comply with certain covenants in the Indenture relating to the Company’s ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person; (iv) a default by the Company in its other obligations or agreements under the Indenture or the Convertible Notes if such default is not cured or waived within 60 days after notice is given in accordance with the Indenture; (v) certain defaults by the Company or any of its significant subsidiaries with respect to indebtedness for borrowed money of at least $50,000,000 (subject to the limitations set forth in the Indenture); and (vi) certain events of bankruptcy, insolvency and reorganization involving the Company or any of its significant subsidiaries.

If an Event of Default involving bankruptcy, insolvency or reorganization events with respect to the Company (and not solely with respect to a significant subsidiary of the Company) occurs, then the principal amount of, and all accrued and unpaid interest on, all of the Convertible Notes then outstanding will immediately become due and payable without any further action or notice by any person. If any other Event of Default occurs and is continuing, then, the Trustee, by notice to the Company, or noteholders of at least 25% of the aggregate principal amount of Convertible Notes then outstanding, by notice to the Company and the Trustee, may declare the principal amount of, and all accrued and unpaid interest on, all of the Convertible Notes then outstanding to become due and payable immediately. However, notwithstanding the foregoing, the Company may elect, at its option, that the sole remedy for an Event of Default relating to certain failures by the Company to comply with certain reporting covenants in the Indenture consists exclusively of the right of the noteholders to receive special interest on the Convertible Notes for up to 360 days at a specified rate per annum not exceeding 0.50% on the principal amount of the Convertible Notes.

The above description of the Indenture and the Convertible Notes is a summary and is not complete. A copy of the Indenture and the form of the certificate representing the Convertible Notes are filed as exhibits 4.1 and 4.2, respectively, to this Report on Form 6-K, and the above summary is qualified by reference to the terms of the Indenture and the Convertible Notes set forth in such exhibits.

Capped Call Transactions

On December 3, 2024, in connection with the pricing of the offering of the Convertible Notes, the Company entered into privately negotiated capped call transactions (the “Base Capped Call Transactions”) with Citibank, N.A., Morgan Stanley & Co. LLC, Mizuho Markets Americas LLC and Wells Fargo Bank, National Association (the “Option Counterparties”). In addition, on December 4, 2024, in connection with the initial purchasers’ exercise of their option to purchase additional Convertible Notes, the Company entered into additional capped call transactions (the “Additional Capped Call Transactions,” and, together with the Base Capped Call Transactions, the “Capped Call Transactions”) with each of the Option Counterparties. The Capped Call Transactions cover, subject to anti-dilution adjustments, the aggregate number of the ordinary shares that initially underlie the Convertible Notes, and are expected generally to reduce potential dilution to the ordinary shares upon any conversion of Convertible Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Convertible Notes, as the case may be, with such reduction and/or offset subject to a cap, based on the cap price of the Capped Call Transactions. The cap price of the Capped Call Transactions is initially $25.86, which represents a premium of 100% over the last reported sale price of the ordinary shares on December 3, 2024. The Capped Call Transactions will be solely cash settled unless certain conditions are satisfied. The cost of the Capped Call Transactions was approximately $44.4 million.

The Capped Call Transactions are separate transactions, each between the Company and the applicable Option Counterparty, and are not part of the terms of the Convertible Notes and will not affect any holder’s rights under the Convertible Notes or the Indenture. Holders of the Convertible Notes will not have any rights with respect to the Capped Call Transactions.

The above description of the Capped Call Transactions is a summary and is not complete. A copy of the form of confirmation for the Capped Call Transactions is filed as exhibit 10.1 to this Report on Form 6-K, and the above summary is qualified in its entirety by reference to the terms of the form of confirmation set forth in such exhibit.

Prepaid Forward Transactions

On December 3, 2024, in connection with the pricing of the offering of the Convertible Notes, the Company entered into a prepaid forward share purchase transaction (the “Prepaid Forward Transaction”) with one of the initial purchasers of the Convertible Notes or its affiliate (the “Forward Counterparty”), pursuant to which the Company purchased approximately $73.7 million of its ordinary shares (based on the last reported sale price of the ordinary shares on the pricing date), for settlement shortly after the maturity date of the Convertible Notes, subject to any early settlement, in whole or in part, of the prepaid forward transaction. The Prepaid Forward Transaction will be solely cash settled unless certain conditions are satisfied. The Prepaid Forward Transaction is generally intended to facilitate privately negotiated derivative transactions, including swaps, between the Forward Counterparty or its affiliates and investors in the Convertible Notes relating to the ordinary shares by which investors in the Convertible Notes will establish short positions relating to the ordinary shares and otherwise hedge their investments in the Convertible Notes. As a result, the Prepaid Forward Transaction is expected to allow the investors to establish short positions that generally correspond to (but may be greater than) commercially reasonable initial hedges of their investment in the Convertible Notes. In the event of such greater initial hedges, investors may offset such greater portion by purchasing the ordinary shares on or shortly after the day the Company priced the Convertible Notes. Facilitating investors’ hedge positions by entering into the Prepaid Forward Transaction, particularly if investors purchase the ordinary shares on or shortly after the pricing date, could increase (or reduce the size of any decrease in) the market price of the ordinary shares and effectively raise the initial conversion price of the Convertible Notes.

The above description of the Prepaid Forward Transaction is a summary and is not complete. A copy of the confirmation for the Prepaid Forward Transaction is filed as exhibit 10.2 to this Report on Form 6-K, and the above summary is qualified in its entirety by reference to the terms of the confirmation set forth in such exhibit.

The Convertible Notes were issued to the initial purchasers in reliance upon Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), in transactions not involving any public offering. The Convertible Notes were resold by the initial purchasers to persons whom the initial purchasers reasonably believe are “qualified institutional buyers,” as defined in, and in accordance with, Rule 144A under the Securities Act. Any ordinary shares that may be issued upon conversion of the Convertible Notes will be issued in reliance upon Section 3(a)(9) of the Securities Act as involving an exchange by the Company exclusively with its security holders. Initially, a maximum of 34,029,380 ordinary shares may be issued upon conversion of the Convertible Notes, based on the initial maximum conversion rate of 77.3395 ordinary shares per $1,000 principal amount of Convertible Notes, which is subject to customary anti-dilution adjustment provisions.

Other Events

On the Closing Date, the Company issued a press release announcing that it has completed the sale of the Convertible Notes, pursuant to the purchase agreement between the Company and the initial purchasers of the Convertible Notes. A copy of the Company’s press release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Forward-Looking Statements
This Report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies and trends we expect to affect our business. These statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast,” and other similar expressions. These forward-looking statements are contained throughout this Report on 6-K. We base these forward-looking statements or projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances and at such time. As you read and consider this Report on Form 6-K, you should understand that these statements are not guarantees of future performance or results. The forward-looking statements and projections are subject to and involve risks, uncertainties and assumptions and you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations, and could cause actual results to differ materially from those expressed in the forward-looking statements and projections.

INCORPORATION BY REFERENCE

This Report on Form 6-K (including Exhibits 4.1, 4.2, 10.1, 10.2 and 99.1 to this Report on Form 6-K) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-261320, 333-265949, 333-269201, 333-273071 and 333-280518) and the registration statements on Form F-3 (File Nos. 333-277119 and 333-279427) of IREN Limited and to be a part thereof from the date on which this report is filed to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

4.1=	Indenture, dated as of December 6, 2024, between IREN Limited and U.S. Bank Trust Company, National Association, as trustee.
4.2	Form of certificate representing the 3.25% Convertible Senior Notes due 2030 (included as Exhibit A to Exhibit 4.1).
10.1	Form of Capped Call Transactions Confirmation.
10.2=	Prepaid Forward Transaction Confirmation.
99.1	Press release of IREN Limited announcing the closing of its Convertible Notes offering, dated December 6, 2024.

= Certain identified information has been excluded from this exhibit pursuant to the Instructions As To Exhibits of Form 20-F because disclosure would constitute a clearly unwarranted invasion of personal privacy. Redacted information is indicated by [***].

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IREN Limited

Date: December 6, 2024	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director